Robert M. Kurucza 202.346.4515 RKurucza@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

September 15, 2011

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:   Old Westbury Funds, Inc. (the “Corporation”)

Preliminary Proxy Statement

File Nos. 033-66528 and 811-07912

Ladies and Gentlemen:

On behalf of the Corporation, a registered investment company under the Investment Company Act of 1940, we are transmitting herewith for filing pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 the preliminary notice of special meeting and preliminary proxy statement in connection with a special meeting of shareholders to be provided to shareholders of Old Westbury Non-U.S. Large Cap Fund (the “Fund”), a series of the Corporation. The special meeting is scheduled to be held on October 18, 2011.

Proxies are being solicited for the Fund to consider and vote on a proposed change to the fee rate under the Investment Advisory Agreement between Bessemer Investment Management LLC and the Corporation, on behalf of the Fund.

If you have any questions or comments, please contact me at (202) 346-4515.

Very truly yours,

/s/ Robert M. Kurucza

Robert M. Kurucza